Exhibit 99.7

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT GOLD CORP.
Suite 680-789 West Pender Street
Vancouver, British Columbia  V6C 1H2

(the “Company”)

Item 2

Date of Material Change

August 2, 2010

Item 3

News Release

The news release was disseminated on August 10, 2010 by way of Marketwire.

Item 4

Summary of Material Change

AMEC Delivers Positive Preliminary Assessment for San Antonio Gold Project and Recommends More Advanced Studies.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company is pleased to announce that AMEC E&C Services, Inc. (“AMEC”) has completed and delivered a positive Preliminary Assessment (“PA” or “Preliminary Assessment”) for the  San Antonio project located in Baja California Sur, Mexico and has recommended moving to more advanced studies. Details of the PA can be reviewed in the NI 43-101 Technical Report entitled “San Antonio Preliminary Assessment”, dated August 02, 2010, which the Company has posted on its website (www.pedimentgold.com) and also filed on SEDAR. San Antonio is located 40 kilometers southeast of La Paz, Baja California Sur (area population 200,000), which is the state capital and a major sea port facility. Locally, the town of San Antonio is eight kilometers west of the project site.

A copy of the Technical Report can be found on the Company’s website.

Gary Freeman President and CEO of Pediment stated that, “the PA from AMEC is a significant step forward towards production with clear, concise and compelling conclusions.  The San Antonio project PA demonstrates the opportunity for a favourable financial return at a base case gold price of US$900 per ounce with a pretax net present value (NPV@8%) of US$79.0 million and an internal rate of return (IRR) of 33%.  Payback is calculated at 3.28 years from start-up. The project would produce an average of 82,500 ounces of gold per year and have an average cash cost of US$513 per ounce gold produced. Capital costs are expected to be US$71.1 million with total sustaining capital for life-of-mine estimated at US$27.9 million. The project can be mined with a conventional truck and shovel fleet and processed via a proven heap leach technology. The mine has a mine life of nine years including a one year pre-strip period with the potential to increase the mine life via resource addition.  A drill program is currently underway.  The project site is located in an area with good access to power, roads, services, ports and labor and no significant permitting issues are foreseen at this time. That said, the next step toward gold production is the completion of a Feasibility Study followed by detailed engineering and construction.”

A summary of the major areas of work related to the Preliminary Assessment are as follows:

Geology and Resource Model

AMEC reviewed the exploration data base and the Quality Control and Quality Assurance program that Pediment completed and noted that there were no major errors or omissions. The data gathered and processed was within industry standards for use in the resource model. A resource model produced for Pediment in 2009 was audited by AMEC, and mineral resource classifications were re-stated.  Mineralization that had reasonable prospects for economic extraction was confined within a Lerchs-Grossmann (“LG”) pit cone that used appropriate mining and processing costs benchmarked for an open pit operation in Mexico. The pit cone was run using AMEC’s view of industry consensus on a long-term gold price of $900 per ounce for mineral reserves, with a 15% upside applied for mineral resources, at US$1035 per ounce. Based upon limited metallurgical work completed to date recoveries were expected to be 75% in the oxide and transition zone and 50% in the sulfide zone using heap leach methods.

The Qualified Person for the mineral resource estimate is Edward J.C. Orbock III, M.AusIMM., an AMEC employee.  Mr. Orbock is independent of the Company as within the meaning of NI 43-101.  Mineral resources have an effective date of 25 June 2010.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AMEC’s classification of mineral resources is as follows:

Mineral Resource Estimate, San Antonio Gold Project, Edward J.C. Orbock III, MAusIMM, Effective Date of the Resource is June 25, 2010.

Class	Au Cut-off	Tonnes (x 1,000)	(Au g/t)	Total Au grams (x 1,000)	Au ounces (x 1,000)
Oxide/Transition
Measured	0.17	4,991	0.98	4,882	157
Indicated	0.17	10,963	0.85	9,282	298
Subtotal Oxide/Transition M + I	0.17	15,995	0.89	14,164	455
Sulfide
Measured	0.40	2,839	1.32	3,735	120
Indicated	0.40	15,991	1.25	19,945	641
Subtotal Sulfide M + I	0.40	18,830	1.26	23,679	761
Oxide/Transition
Inferred	0.17	769	0.65	496	16
Sulfide
Inferred	0.40	327	1.19	388	12

Notes to Accompany Mineral Resources Table:

1. Mineral resources are not mineral reserves and do not have demonstrated economic viability

2. Mineral resources are reported above a 0.17 g/t Au cut-off grade for oxide and transition material, and above a 0.40 g/t Au cut-off for sulfide material.

3. Mineral resources are reported as undiluted.

4. Mineral resources are reported within a conceptual pit shell

5. Mineral resources are reported using a long-term gold price of US$1,035/oz, variable mining and processing costs and variable recoveries, based on the oxidation state of the sulfides in the deposit.

Mine Development

AMEC developed a conventional open pit mine plan for San Antonio and established a mine schedule for an 11,000 tonnes per day gold heap leach project. The ultimate pit includes 112 million tonnes of material including 31.1 million tonnes of ore and 80.9 million tonnes of waste.  “Ore” is used to refer to material that can be mined at a profit using heap leach methods, includes material classified as Inferred mineral resources, and does not refer to mineral reserves.  Pediment notes that the scheduled mine plan proposed incorporates less than 3% Inferred mineral resources.

The life-of-mine strip ratio is 2.6 to 1 (waste to ore). Total ounces of gold contained in the pit are 1.12 million. Of this 672,900 ounces are recovered during mine operations at an average production of 82,500 ounces gold annually. The mine plan and schedule cost analysis are based on Measured, Indicated and Inferred resources contained in a pit that was created with the LG US$900 per ounce gold pit cone. Pediment has just initiated a 40,000 meter drill program with the objective of delineating additional mineralization that could support mineral resource estimation, and potentially support reclassification of existing mineral resources to higher-confidence classification categories through infill and step-out drilling.

The following table is the Mine Production Schedule:

Period	Total (kt)	Rock Waste (kt)	Sand Waste (kt)	Oxide Tonnage (kt)	Oxide Grade (g/t Au)	Transition Tonnage (kt)	Transition Grade (g/t Au)	Sulfide Tonnage (kt)	Sulfide Grade (g/t Au)	Contained Gold (koz)
PP1	7,500	4,337	3,115	48	0.37	—	—	—	—	0.6
Year 1	15,000	8,992	1,993	3,562	0.95	452	1.51	1	1.55	131
Year 2	15,000	8,673	2,312	2,634	0.68	1,084	1.17	297	1.38	112
Year 3	15,000	8,800	2,185	1,675	0.74	22,112	0.90	128	1.96	112
Year 4	15,000	8,718	2,265	445	0.95	1,590	1.09	1,981	1.27	150
Year 5	15,000	9,553	1,431	125	0.49	333	0.61	3,558	1.44	173
Year 6	15,337	10,176	1,146	761	0.71	1,301	0.83	1,952	1.44	143
Year 7	9,290	5,275	—	—	1.00	363	0.93	3,652	1.11	141
Year 8	4,928	1,970	—	—	—	—	1.18	2,958	1.66	158
Total	112,055	66,495	14,448	9,250	0.81	7,335	0.99	14,527	1.38	1,119

The Base Case mining assumption and operating and capital cost estimates are for contract mining. AMEC completed a first principle build up and costing for the Base Case contract equipment fleet. Mining operating costs for San Antonio average US$1.94 per tonne mined. Contract mining represents a tradeoff between capital and operating cost with higher operating costs for contract mining but, lower capital costs for equipment.

Alternative Cases for Development Process Operating and Capital Costs

Four alternative development cases were evaluated:

1) Base Case - Contract mining and 11,000 tonne per day (“tpd”) heap leach with Run-of-Mine (ROM) for oxide/transitional ores and crushed sulfide material.

2) Mill Case – Contract mining and a CIL mill with a 10 year targeted process life,

3) ROM Case- Contract mining and 11,000 tpd heap leach with all material ROM and

4) Owner Mining Case – Owner mining and 11,000 tpd heap leach with ROM oxide/transitional and crushed sulfide material.

Once inputs for operating and capital costs for all scenarios were plugged into a model the Base Case was chosen due to the best combination of low operating and capital costs and the most robust IRR.

Pediment cautions that the Preliminary Assessment is preliminary in nature; all four development cases are partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that any forecasts in the Preliminary Assessment will be realized.

Capital Costs

San Antonio is a green field project site, and although no infrastructure to support a mining operation currently exists, local infrastructure is considered good. A powerline, a paved road and fiber-optic cable all traverse the project site, and will require relocation as they cross the proposed pit areas. Total cost for infrastructure in the PA is US$27 million and is broken down as follows:

Infrastructure	Total (US$ M)
Power, highway and cable relocation	10.6
Arroyo diversions and berm	0.4
Site facilities	2.3
Powerline upgrade	0.7
Mine facilities	3.7
Sub-total	17.7
Construction overhead	4.4
EPCM	4.9
Total	27.0

Total project capital required to bring San Antonio into production including contingency is US$71.1 million. This also includes the pre-production mining costs of US$18.2 million. The breakdown of project capital costs are as follows:

Sustaining capital requirements for the life of the mine are estimated at US$27.9 million. This includes Year 3 project costs of US$27.1 in capital to construct the sulfide material tertiary crushing plant along with a stacking system and the leach pad expansion to accommodate the additional ore. Other sustaining capital is mainly for parts and mobile equipment replacements.

Operating Costs

Life-of-mine (“LOM”) operating costs are estimated at US$11.10 per tonne leached. The mining cost at US$6.49 per tonne leached accounts for the majority of the overall cost at 58%.

The table below details the operating cost areas:

Initial project operating costs are US$10.68 per tonne leached which is below the LOM average due to lower processing cost for oxide and transitional ores. Once the crushing plant is commissioned in Year 4, operating costs rise to US$11.87 per tonne and peak at US$12.82 per tonne in Year 5. Following Year 5, the strip ratio begins to decline thus, lower the overall operating costs.  This can be seen in the following figure.

Financial Model

Pediment cautions that the Preliminary Assessment is partly based on Inferred Mineral Resources which account for less than 3% of the total resource, are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the Preliminary Assessment based on these Mineral Resources will be realized.

AMEC evaluated the overall economic viability of the San Antonio project using both pretax and after-tax discounted cash flow analysis and using the engineering work and cost estimates discussed in the PA. Over the LOM, the San Antonio produces on average 82,500 ounces of gold per year for 8.2 years at a cash cost of US$513 per ounce of gold. Under a US$900/oz gold price assumption and using an 8% discount rate the pretax net present value (NPV) is US$79.0 million and the IRR is 33%. The after tax

NPV is US$56.6 million and IRR is 26%. The following tables detail the pre-tax and after-tax cashflows for the Base Case.

Sensitivity analysis was completed over the ranges of +/- 30 % for gold price, operating cost and capital costs. The results are shown on the spider plot below:

Execution Plan

Based on assumptions in the PA, Pediment estimates that the San Antonio gold project will take approximately three years to move into production, two years for permitting, feasibility study, and detailed engineering, and one year for construction.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding an technical report and Preliminary Assessment for the Company’s San Antonio project located in Baja California Sur, Mexico. Such statements include, without limitation, statements regarding the timing of future exploration and mine development activities by the Company, future anticipated exploration, mine development, and mineral production program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418
Facsimile:

(604) 669-0384

Item 9

Date of Report

August 10, 2010